Exhibit 1

CORUS ANNOUNCES COMMENCEMENT OF CONSENT SOLICITATION

(July 14, 2005 - Calgary, Canada) Corus Entertainment Inc. announced today that it has commenced a solicitation of consents (the “Consent Solicitation”) from holders of the outstanding US$375.0 million aggregate principal amount of its 8 3/4% Senior Subordinated Notes due 2012 (the “Notes”).The purpose of the Consent Solicitation is to amend one provision of the indenture governing the Notes (the “Indenture”) to improve Corus’ financial flexibility by allowing it to increase its restricted payments capacity under the Indenture by US$65.0 million.

Upon fulfilment of the conditions of the Consent Solicitation, Corus will provide a consent payment (the “Consent Payment”) for each consent properly delivered (and not revoked) prior to the expiration of the Consent Solicitation. The Consent Payment will be US$6.25 in cash for each US$1,000 principal amount of Notes. The Consent Solicitation will expire at 5 p.m., New York City time, on July 27, 2005, unless extended. The approval of the proposed amendment requires the consent of holders of at least a majority in aggregate principal amount of the outstanding Notes. If the required consents are not received by the expiration time, Corus may, in its sole discretion, terminate or extend the Consent Solicitation. The terms and conditions of the Consent Solicitation are described in the Consent Solicitation Statement dated July 14, 2005, copies of which may be obtained from Merrill Lynch & Co.

Corus has engaged Merrill Lynch & Co. to act as solicitation agent in connection with the Consent Solicitation. Questions regarding the Consent Solicitation should be directed to Merrill Lynch & Co., Liability Management Group, at (888) 654-8637 (US toll-free) or (212) 449-4914. Requests for documentation in connection with the Consent Solicitation may be directed to Global Bondholders Services Corporation, the tabulation agent for the Consent Solicitation, at (866) 924-2200 (US toll-free) or (212) 430-3774.

Corus Entertainment is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, an internationally recognized producer and distributor of children’s programming and products. The Company’s other interests include music, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR) Exchanges. Corus’ website can be found at www.corusentertainment.com.

This press release is not a solicitation of consents with respect to any securities. The Consent Solicitation is being made solely by the Consent Solicitation Statement dated July 14, 2005.

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting Corus’ operations, financing, markets, products, services and prices, and other factors. For further information on factors which could impact Corus and the statements contained herein, please refer to Corus’ public filings with the Securities and Exchange Commission.

For further information, please contact:

John Cassaday President and Chief Executive Officer Corus Entertainment Inc. (416) 642-3770	Tom Peddie Senior Vice President & Chief Financial Officer Corus Entertainment Inc. (416) 642-3780
Tracy Ewing
Vice President, Communications
Corus Entertainment Inc.
(416) 642-3792